SALE AND PURCHASE AGREEMENT

This **SALE AND PURCHASE AGREEMENT** (the "**Agreement**"), dated as of 6th Aug, 2026, is by and between **Imperial Vision Fund SPC Series 1 SP**, a segregated portfolio of Imperial Vision Fund SPC, with its address at P.O. Box 2775, 71 Fort Street, 3rd Floor, Grand Cayman, KY1-1111, Cayman Islands (the "**Seller**"), and **Seto Wai Yue**, an individual with her address at [**Redacted**] (the "**Purchaser**").

The Seller and the Purchaser are sometimes referred to individually as a "**Party**" and collectively as the "**Parties**".

RECITALS

A. Dreamland Limited, an exempted company incorporated under the laws of the Cayman Islands, whose Class A ordinary shares are listed on the Nasdaq Capital Market under the ticker symbol TDIC (the "**Company**").

B. The Seller is the legal and beneficial owner of 320,000 Class A ordinary shares of the Company, par value US$0.00125 each (the "**Sale Securities**"), which were originally issued by the Company to the Seller in a private placement pursuant to Regulation S under the 1933 Act and have not been registered under the 1933 Act or any applicable state securities laws. The Sale Securities are "restricted securities" within the meaning of Rule 144 under the 1933 Act, bear or are subject to restrictive legends or notations, are not freely tradable, and are subject to transfer restrictions under the 1933 Act, Regulation S under the 1933 Act, applicable state securities laws, the Company's memorandum and articles of association, the original subscription agreement pursuant to which the Sale Securities were issued, the rules of Nasdaq, and any applicable Company, transfer-agent, DTC, broker, custodian, and legal opinion requirements. The Parties acknowledge that the proposed transfer of the Sale Securities from Seller to Purchaser may require confirmation from the Company and the Company's transfer agent, and may require delivery of customary documentation, including Regulation S certifications, representation letters, holding-period confirmations, affiliate status confirmations, transfer instructions, medallion guarantees, and legal opinions. Subject to the terms and conditions set forth in this Agreement, Seller desires to sell, assign, transfer, and deliver to Purchaser, and Purchaser desires to purchase and acquire from Seller, the Sale Securities.

C. Seller and Purchaser are executing and delivering this Agreement in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the "**1933 Act**"), provided by Regulation S thereunder. The Parties acknowledge that the availability of such exemption depends on, among other things, the satisfaction of the conditions set forth in Regulation S, including, without limitation, that the offer and sale occur in an "offshore transaction," that no "directed selling efforts" are made in the United States, and that the Purchaser is not a "U.S. person" as defined in Regulation S. The Parties acknowledge that the Company is not issuing or selling any securities pursuant to this Agreement, is not receiving any proceeds from the sale of the Sale Securities, and is not making any recommendation to Purchaser regarding the acquisition of the Sale Securities. The Parties further acknowledge that the availability of any exemption for the transfer of the Sale Securities may depend on, among other things, the restricted status of the Sale Securities, the original Regulation S issuance, the applicable distribution compliance period, Seller's holding period and affiliate status, Purchaser's status as a director and Chief Executive Officer of the Company, whether Purchaser is a "U.S. person" within the meaning of Regulation S, the absence of directed selling efforts, and satisfaction of any Company, transfer-agent, DTC, broker, custodian, and legal opinion requirements.

D. The Sale Securities were originally issued to Seller pursuant to that certain Securities Purchase Agreement, dated as of June 22, 2026, by and between the Company and Seller.

AGREEMENT

Definitions. For purposes of this Agreement, "**Original Subscription Agreement**" means that certain securities purchase agreement, dated as of June 22, 2026, by and between the Company and Seller, pursuant to which the Company issued the Sale Securities to Seller in a private placement pursuant to Regulation S under the 1933 Act, as amended, supplemented, or otherwise modified from time to time, together with any related subscription documents, transfer restrictions, restrictive legends or notations, Regulation S certifications, investor questionnaires, lock-up undertakings, side letters, and other agreements or instruments entered into or delivered in connection therewith.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser hereby agree as follows:

1. PURCHASE AND SALE OF SALE SECURITIES.

(a) **Purchase of Sale Securities.** Subject to the satisfaction or waiver of the conditions set forth in Sections 6 and 7 below, Seller shall transfer and sell to Purchaser, and Purchaser agrees to purchase from Seller, the Sale Securities set forth in Schedule A. Purchaser acknowledges that the Sale Securities are restricted securities, are not freely tradable, bear or are subject to restrictive legends or notations, and are subject to the restrictions set forth in this Agreement, the Original Subscription Agreement, Regulation S under the 1933 Act, Rule 144 under the 1933 Act, applicable state securities laws, the rules of Nasdaq, the Company's memorandum and articles of association, any applicable Company, transfer-agent, DTC, broker, custodian, and legal opinion requirements, the Company's insider trading policy, share dealing policy, anti-hedging or anti-pledging policy, related-party transaction policy, code of conduct, corporate governance guidelines, and the Lockup.

(b) **Closing.** The closing of the purchase and sale of the Sale Securities (the **"Closing"**) shall take place on the date hereof, simultaneously with the execution of this Agreement, after satisfaction or waiver of the conditions set forth in this Agreement. The date of the Closing is referred to as the **"Closing Date"**.

(c) **Purchase Price.** The aggregate purchase price for the Sale Securities to be purchased by the Purchaser (the **"Purchase Price"**) shall be US$1,200,000. The Purchase Price was privately negotiated between Seller and Purchaser and shall be paid in full at Closing by wire transfer of immediately available funds to the bank account of Seller set forth on Schedule C hereto.

(d) **Closing Mechanics.** At the Closing, subject to satisfaction or waiver of the conditions set forth herein, (a) Seller shall deliver, or cause to be delivered, to Purchaser the Sale Securities set forth on Schedule A, together with the closing deliverables set forth on Schedule B, and such other documents as may be reasonably required by the Company, the Company's transfer agent, DTC, any broker or custodian, or applicable law to effect the transfer of the Sale Securities; (b) Purchaser shall deliver to Seller the Purchase Price set forth on Schedule A by wire transfer of immediately available funds to the bank account of Seller set forth on Schedule C; and (c) the Parties shall execute and deliver such other Transaction Documents and related instruments as are reasonably necessary to consummate the transactions contemplated hereby.

2. PURCHASER'S REPRESENTATIONS AND WARRANTIES.

The Purchaser represents and warrants to Seller with respect to only herself that, as of the date hereof and as of the Closing Date:

(a) **Organization and Qualification.** The Purchaser is an individual with full legal capacity, power, and authority to own her properties and to carry on her business as now being conducted.

(b) **Authorization; Enforcement; Validity.** The Purchaser has the requisite power and authority to enter into and perform her obligations under this Agreement and the other Transaction Documents and to purchase the Sale Securities in accordance with the terms hereof and thereof. This Agreement has been, and the other Transaction Documents (as defined below) to which the Purchaser is a party will be, prior to and as of the Closing, duly executed and delivered by the Purchaser, and each constitutes the legal, valid and binding obligations of the Purchaser, enforceable against her in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. **"Transaction Documents"** means, collectively, this Agreement and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the Transactions contemplated hereby and thereby, as may be amended from time to time. **"Transactions"** means the transactions contemplated by the Transaction Documents.

(c) **Consents; Filings; Company Policies.** Except for any filings, notices, pre-clearances, approvals, or confirmations that may be required under the Securities Exchange Act of 1934, as amended (the **"1934 Act"**), the rules and regulations of the Securities and Exchange Commission (the **"SEC"**), the rules of the Nasdaq Capital Market (**"Nasdaq"**), applicable state securities or "blue sky" laws, the Company's memorandum and articles of

association, the Company's insider trading policy, share dealing policy, anti-hedging or anti-pledging policy, related-party transaction policy, code of conduct, corporate governance guidelines, or any similar Company policy or procedure, the Purchaser is not required to obtain any consent from, authorization or order of, or make any filing or registration with, any Governmental Entity or any regulatory or self-regulatory agency or any other Person in order for her to execute, deliver or perform her obligations under the Transaction Documents. The Purchaser shall be solely responsible for obtaining any such pre-clearance, approval, or confirmation and for making any filing required as a result of her execution, delivery, or performance of the Transaction Documents or her acquisition, holding, or disposition of the Sale Securities. **"Governmental Entity"** means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature, including any governmental agency, branch, department, official, entity, court, tribunal, regulatory authority, self-regulatory organization, securities exchange, or body exercising any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power, including, without limitation, the SEC and Nasdaq.

(d) **No Public Sale or Distribution.** The Purchaser is acquiring the Sale Securities for her own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales registered or exempted under the 1933 Act. The Purchaser does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Sale Securities in violation of applicable securities laws. For purposes of this Agreement, **"Person"** means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any Governmental Entity or any department or agency thereof.

(e) **Investment Purpose.** The Purchaser is acquiring the Sale Securities for her own account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Sale Securities in violation of the 1933 Act or any applicable state securities laws. The Purchaser has such knowledge, sophistication, and experience in financial, business, and investment matters that she is capable of evaluating the merits and risks of purchasing the Sale Securities. The Purchaser has had the opportunity to review the Company's public filings and disclosures and has made her own independent investment decision.

(f) **Reliance on Exemptions.** The Purchaser understands that the Sale Securities are being offered and sold to her in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Seller is relying in part upon the truth and accuracy of, and the Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Sale Securities.

(g) **Information; Independent Evaluation.** The Purchaser has been furnished with, or has had access to, all materials relating to the Company and the Sale Securities that she has requested and has had an opportunity to ask questions and receive answers concerning the Company, the Sale Securities, and the transactions contemplated hereby. The Purchaser understands that her investment in the Sale Securities involves a high degree of risk. The Purchaser has independently evaluated the merits and risks of acquiring the Sale Securities, including with the assistance of her own legal, tax, financial, and other advisers to the extent she deemed appropriate. Nothing herein shall be construed as a waiver of any obligations imposed by applicable securities laws, fiduciary duties, Company policies, or Nasdaq rules.

(h) **No Governmental Review.** The Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Sale Securities or the fairness or suitability of the investment in the Sale Securities nor have such authorities passed upon or endorsed the merits of the offering of the Sale Securities.

(i) **Transfer or Resale; Restricted Securities; Affiliate and Control Securities.** Purchaser understands that: (i) the Sale Securities were originally issued by the Company to Seller in a private placement pursuant to Regulation S under the 1933 Act, have not been registered under the 1933 Act or any state securities laws, are "restricted securities" within the meaning of Rule 144 under the 1933 Act, are not freely tradable, and bear or are subject to restrictive legends or notations; (ii) the Sale Securities may not be offered, sold, assigned, pledged, hypothecated, transferred, or otherwise disposed of unless such offer, sale, assignment, pledge, hypothecation, transfer, or disposition is registered under the 1933 Act and applicable state securities laws or is exempt from, or not subject to, such registration requirements; (iii) any transfer of the Sale Securities remains subject to the terms of the Original Subscription Agreement, the restrictive legends or notations applicable to the Sale Securities, Regulation

S under the 1933 Act, Rule 144 under the 1933 Act, applicable state securities laws, the rules of Nasdaq, the Company's memorandum and articles of association, the Company's insider trading policy, share dealing policy, anti-hedging or anti-pledging policy, related-party transaction policy, code of conduct, corporate governance guidelines, and any requirements of the Company, the Company's transfer agent, DTC, any broker, any custodian, or legal counsel; (iv) because Purchaser is a director and Chief Executive Officer of the Company, Purchaser may be deemed an "affiliate" of the Company as such term is used in Rule 144 under the 1933 Act, and the Sale Securities may be deemed "control securities", Purchaser acknowledges and agrees that, as an affiliate of the Company, any resale of the Sale Securities by Purchaser pursuant to Rule 144 will be subject to all applicable requirements of Rule 144, including, without limitation, (A) the holding period requirements, (B) the current public information requirement, (C) the volume limitations (which generally limit the amount of securities that may be sold by an affiliate during any three-month period to the greater of 1% of the Company's outstanding Class A Ordinary Shares or the average weekly trading volume during the four calendar weeks preceding the filing of a notice of sale on Form 144), (D) the manner of sale requirements, and (E) the notice requirements (including the filing of a Form 144); (v) any resale of the Sale Securities by Purchaser pursuant to Rule 144 shall be subject to all applicable requirements of Rule 144, including current public information, holding period, volume limitations, manner-of-sale requirements, notice requirements, and any other applicable conditions, in each case to the extent applicable; (vi) if the Sale Securities remain subject to the distribution compliance period under Regulation S under the 1933 Act, the Sale Securities may not be offered, sold, pledged, or otherwise transferred to any U.S. person or for the account or benefit of any U.S. person, or within the United States, except pursuant to an effective registration statement under the 1933 Act or an available exemption from registration under the 1933 Act and in compliance with Regulation S under the 1933 Act, the Original Subscription Agreement, applicable state securities laws, and any applicable restrictive legend or notation; (vii) if Regulation S, Rule 144, or another exemption from registration is not available, any resale of the Sale Securities may require registration under the 1933 Act; and (viii) neither the Company nor any other Person is under any obligation to register the Sale Securities under the 1933 Act or any state securities laws or to make available any exemption from registration. Purchaser further represents that she is not in possession of any material non-public information regarding the Company or its securities and is not entering into this Agreement or purchasing the Sale Securities in violation of applicable U.S. federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder, or any applicable Company policy. Purchaser further acknowledges that the Company and its transfer agent may require customary documentation, including legal opinions, broker representation letters, seller representation letters, purchaser representation letters, Regulation S certifications, affiliate status confirmations, holding-period confirmations, transfer instructions, medallion guarantees, evidence of Seller's acquisition date and payment of the full purchase price under the Original Subscription Agreement, confirmations regarding expiration or continued applicability of any Regulation S distribution compliance period, and other documents reasonably requested by the Company or its transfer agent, before removing any restrictive legend or processing any transfer of the Sale Securities. Purchaser shall not pledge, hypothecate, margin, or otherwise encumber the Sale Securities unless such transaction is permitted under applicable law, the rules of Nasdaq, the Company's insider trading policy, share dealing policy, anti-hedging or anti-pledging policy, the Original Subscription Agreement, any applicable lock-up or transfer restriction, and unless Purchaser has obtained any required Company pre-clearance.

(j) **Validity; Enforcement.** This Agreement and the other Transaction Documents to which the Purchaser is a party has been duly and validly authorized, executed and delivered on behalf of the Purchaser and shall constitute the legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(k) **No Conflicts.** The execution, delivery and performance by the Purchaser of each of the Transaction Documents to which the Purchaser is a party and the consummation by the Purchaser of the Transactions contemplated hereby and thereby will not, assuming receipt of all required filings, notices, pre-clearances, approvals, or confirmations described herein, (i) conflict with, or constitute a default, or an event which with notice or lapse of time or both would become a default, under any agreement, indenture, instrument, order, judgment, decree, policy, or obligation to which the Purchaser is a party or by which the Purchaser is bound, or (ii) result in a violation of any law, rule, regulation, order, judgment, decree, or applicable policy, including, without limitation, U.S. federal and state securities laws and regulations, the rules and regulations of the SEC, the rules of Nasdaq, the Company's insider trading policy, share dealing policy, anti-hedging or anti-pledging policy, related-party transaction policy, code of conduct, corporate governance guidelines, or any similar Company policy or procedure applicable to the Purchaser.

(l) **Acknowledgment and Agreement; Insider, Affiliate, and Restricted Securities Status.** Purchaser acknowledges that she is a director and Chief Executive Officer of the Company and may be deemed an "affiliate" of the Company as such term is used in Rule 144 under the 1933 Act. Purchaser further acknowledges that the Sale Securities were originally issued by the Company to Seller in a private placement pursuant to Regulation S under the 1933 Act, have not been registered under the 1933 Act or any state securities laws, are restricted securities, are not freely tradable, and bear or are subject to restrictive legends or notations. Purchaser further acknowledges that the Sale Securities, following acquisition by Purchaser, may be deemed "control securities" and that any resale, pledge, transfer, hedge, derivative transaction, or other disposition thereof will be subject to applicable restrictions under the 1933 Act, Regulation S under the 1933 Act, Rule 144 under the 1933 Act, the 1934 Act, the rules and regulations of the SEC, the rules of Nasdaq, Section 16 of the 1934 Act, Rule 10b-5 under the 1934 Act, the Company's insider trading policy, share dealing policy, anti-hedging or anti-pledging policy, related-party transaction policy, code of conduct, corporate governance guidelines, the Original Subscription Agreement, any applicable lock-up arrangements, the Company's transfer-agent procedures, DTC requirements, broker or custodian requirements, legal opinion requirements, and any other applicable law or contractual restriction. Purchaser represents to Seller that Purchaser's decision to enter into the Transaction Documents to which she is a party has been based on her independent evaluation and on the advice of her own legal, tax, financial, and other advisers to the extent she deemed appropriate. Purchaser acknowledges and agrees that neither Seller, nor any Person acting on its behalf, has engaged in any form of general solicitation, general advertising, or directed selling efforts in connection with the offer or sale of the Sale Securities.

(m) **Regulation S Status.** Purchaser represents that as of the date hereof and as of the Closing Date, she is not a "U.S. person" as defined in Rule 902(k) of Regulation S under the 1933 Act, is acquiring the Sale Securities in an "offshore transaction" as defined in Rule 902(h) of Regulation S under the 1933 Act, is not acquiring the Sale Securities for the account or benefit of any U.S. person, and has not engaged and will not engage in any "directed selling efforts" as defined in Rule 902(c) of Regulation S under the 1933 Act in connection with the acquisition of the Sale Securities.

(n) **Restrictive Legend.** Purchaser acknowledges and agrees that the Sale Securities will continue to bear, or be subject to, the restrictive legend or notation imposed in connection with the original issuance of the Sale Securities under the Original Subscription Agreement, unless and until such legend or notation is removed in accordance with the 1933 Act, Regulation S under the 1933 Act, Rule 144 under the 1933 Act, applicable state securities laws, the Original Subscription Agreement, the policies and procedures of the Company and its transfer agent, and any applicable legal opinion or documentation requirements.

(o) **No Trading on Material Nonpublic Information; Company Pre-Clearance.** Purchaser represents that her purchase of the Sale Securities has been pre-cleared, to the extent required, under the Company's insider trading policy, share dealing policy, blackout-period procedures, and any other applicable Company policy. Purchaser further represents that she is not entering into this Agreement or purchasing the Sale Securities while in possession of material nonpublic information regarding the Company or its securities in violation of applicable U.S. federal securities laws, including Section 10(b) of the 1934 Act and Rule 10b-5 thereunder, or any applicable Company policy.

(p) **Section 16 and Beneficial Ownership Reporting.** The Purchaser acknowledges that, as a director and Chief Executive Officer of the Company, transactions in Company equity securities may be subject to Section 16 of the 1934 Act, including the reporting requirements of Section 16(a) and the short-swing profit recovery provisions of Section 16(b). The Purchaser shall be solely responsible for timely filing any reports required under Section 16(a) of the 1934 Act, including any Form 3, Form 4, or Form 5, and any reports or amendments required under Sections 13(d) or 13(g) of the 1934 Act, including Schedule 13D, Schedule 13G, and any amendments thereto, in each case as a result of the execution of this Agreement, the acquisition of the Sale Securities, or any subsequent disposition or change in beneficial ownership. The Seller shall reasonably cooperate by providing information regarding the Sale Securities and the transfer as reasonably requested by the Purchaser for such filings.

(q) **Beneficial Ownership.** Prior to Closing, the Purchaser shall determine her beneficial ownership of the Company's voting securities after giving effect to the acquisition of the Sale Securities, including securities held directly or indirectly, securities subject to voting or investment power, securities held by controlled entities, family members, trusts, or other related persons to the extent required by Rule 13d-3 under the 1934 Act, and securities acquirable within 60 days. The Purchaser shall make all filings required under Sections 13(d), 13(g), and 16 of the 1934 Act as a result of such beneficial ownership.

(r) **Nasdaq and Company Compliance.** The consummation of the transactions contemplated hereby shall not require shareholder approval under the rules of Nasdaq. The Purchaser shall have obtained, or the Company shall have confirmed that no such approval, consent, notice, pre-clearance, or other action is required for, any approval, consent, notice, pre-clearance, or other action required under the rules of Nasdaq, the Company's memorandum and articles of association, the Company's insider trading policy, share dealing policy, anti-hedging or anti-pledging policy, related-party transaction policy, code of conduct, corporate governance guidelines, or any similar Company policy or procedure.

3. SELLER'S REPRESENTATIONS AND WARRANTIES.

Seller represents and warrants to Purchaser with respect to only itself that, as of the date hereof and as of the Closing Date:

(a) **Organization and Qualification.** Seller is an entity duly organized and validly existing and in good standing under the laws of the jurisdiction in which it is formed, and has the requisite power and authority to own its properties and to carry on its business as now being conducted and as presently proposed to be conducted.

(b) **Authorization; Enforcement; Validity; No Liens.** Seller has the requisite power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to sell the Sale Securities in accordance with the terms hereof and thereof. This Agreement has been, and the other Transaction Documents to which Seller is a party will be, prior to and as of the Closing, duly executed and delivered by Seller, and each constitutes the legal, valid and binding obligations of Seller, enforceable against it in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. Seller is the sole record and beneficial owner of the Sale Securities being sold by it under this Agreement, free of any and all preemptive or similar rights, mortgages, defects, claims, liens, pledges, charges, taxes, rights of first refusal, encumbrances, security interests and other encumbrances (collectively **the "Liens"**) with respect to the ownership and transfer thereof, other than restrictions arising under the 1933 Act, Regulation S under the 1933 Act, Rule 144 under the 1933 Act, applicable state securities laws, the Original Subscription Agreement, any restrictive legend or notation applicable to the Sale Securities, the rules of Nasdaq, the Company's memorandum and articles of association, and any applicable Company, transfer-agent, DTC, broker, custodian, or legal opinion requirements.

(c) **Acquisition History; Restricted Securities.** Seller acquired the Sale Securities directly from the Company pursuant to the Original Subscription Agreement in a private placement conducted pursuant to Regulation S under the 1933 Act. Seller acknowledges and agrees that the Sale Securities have not been registered under the 1933 Act or any state securities laws, are "restricted securities" within the meaning of Rule 144 under the 1933 Act, are not freely tradable, and bear or are subject to restrictive legends or notations. Seller has paid the full purchase price for the Sale Securities under the Original Subscription Agreement and has held the Sale Securities continuously since its acquisition thereof. Seller has not taken any action that would cause the Sale Securities to be transferred in violation of the 1933 Act, Regulation S under the 1933 Act, any applicable state securities laws, the Original Subscription Agreement, the rules of Nasdaq, any restrictive legend or notation applicable to the Sale Securities, or any requirement of the Company, the Company's transfer agent, DTC, any broker, any custodian, or legal counsel.

(d) **Regulation S Compliance.** Seller represents that, at the time Seller acquired the Sale Securities from the Company, Seller was not a "U.S. person" as defined in Rule 902(k) of Regulation S under the 1933 Act, acquired the Sale Securities in an "offshore transaction" as defined in Rule 902(h) of Regulation S under the 1933 Act, did not acquire the Sale Securities for the account or benefit of any U.S. person, and did not engage in any "directed selling efforts" as defined in Rule 902(c) of Regulation S under the 1933 Act in connection with the acquisition of the Sale Securities. Seller further represents that, in connection with the sale of the Sale Securities to Purchaser, neither Seller nor any Person acting on Seller's behalf has engaged or will engage in any directed selling efforts in the United States, any general solicitation, or any general advertising. If the Sale Securities remain subject to the distribution compliance period under Regulation S under the 1933 Act, Seller further represents that the offer and sale of the Sale Securities to Purchaser is being made in compliance with Regulation S under the 1933 Act, including the offshore transaction requirements, restrictions on directed selling efforts, and applicable restrictions on resales to U.S. persons or for the account or benefit of U.S. persons. Seller further represents that, to the best of its knowledge, the distribution compliance period under Regulation S with respect to the Sale Securities has

expired or the sale to Purchaser is otherwise being made in compliance with Regulation S, including the offshore transaction requirements and restrictions on directed selling efforts.

(e) **Holding Period; Distribution Compliance Period.** Seller represents that Seller acquired the Sale Securities on June 22, 2026 and has held the Sale Securities continuously since such date. Seller shall provide Purchaser, the Company, and the Company's transfer agent with such information and documentation regarding Seller's acquisition date, holding period, payment of the full purchase price, affiliate status, Regulation S status, absence of directed selling efforts, and compliance with the applicable distribution compliance period under Regulation S as may be reasonably requested by Purchaser, the Company, the Company's transfer agent, DTC, any broker, any custodian, or legal counsel in connection with the transfer of the Sale Securities.

(f) **Compliance with Original Subscription Agreement.** Seller has complied in all material respects with the Original Subscription Agreement, including all transfer restrictions, legend requirements, Regulation S undertakings, covenants, representations, warranties, and agreements applicable to the Sale Securities. The execution, delivery, and performance of this Agreement and the sale and transfer of the Sale Securities to Purchaser do not and will not violate the Original Subscription Agreement.

(g) **No Conflicts.** The execution, delivery and performance of the Transaction Documents by Seller, and the consummation by Seller of the Transactions contemplated hereby and thereby will not, assuming receipt of all required transfer-agent documentation, Company confirmations, filings, notices, approvals, or consents described herein, (i) result in a violation of Seller's organizational documents, (ii) conflict with, or constitute a default, or an event which with notice or lapse of time or both would become a default, under any agreement, indenture, instrument, order, judgment, decree, or obligation to which Seller is a party or by which Seller is bound, or (iii) result in a violation of any law, rule, regulation, order, judgment, decree, contractual restriction, lock-up, transfer restriction, or similar obligation applicable to Seller or the Sale Securities, including, without limitation, U.S. federal and state securities laws and regulations, the rules and regulations of the SEC, the rules of Nasdaq, and applicable foreign, federal and state laws, rules and regulations.

(h) **Consents; Transfer Requirements.** Except for any transfer-agent documentation, Company confirmations, filings, notices, approvals, consents, legal opinions, representation letters, medallion guarantees, stock powers, or other documents or actions required by the Company, the Company's transfer agent, DTC, any broker or custodian, applicable law, applicable state securities or "blue sky" laws, the rules and regulations of the SEC, the rules of Nasdaq, or any contractual restriction, lock-up, transfer restriction, or similar obligation applicable to Seller or the Sale Securities, Seller is not required to obtain any consent from, authorization or order of, or make any filing or registration with, any Governmental Entity or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform its obligations under the Transaction Documents.

(i) **Status of Seller; No Distribution.** Seller is not acting as an underwriter, dealer, broker, or participant in a distribution of the Sale Securities. Seller is not selling the Sale Securities with a view to, or for sale in connection with, any distribution of the Sale Securities in violation of the 1933 Act, Regulation S under the 1933 Act, or any applicable state securities laws. Seller has not engaged and will not engage in any general solicitation, general advertising, or directed selling efforts in connection with the sale of the Sale Securities. Seller is not an affiliate of the Company as such term is used in Rule 144 under the 1933 Act. Seller shall provide Purchaser, the Company, and the Company's transfer agent with such information and documentation regarding Seller's acquisition of the Sale Securities, holding period, payment of the full purchase price, Regulation S status, affiliate status, absence of directed selling efforts, compliance with the applicable distribution compliance period under Regulation S, prior transfers, and compliance with the Original Subscription Agreement as may reasonably be requested to determine the availability of an exemption from registration and the appropriate transfer restrictions applicable to the Sale Securities.

(j) **No Disqualification; No Finders.** Neither Seller nor, to Seller's knowledge, any Person receiving compensation in connection with the sale of the Sale Securities is subject to any disqualification event that would make unavailable the exemption from registration relied upon for the sale of the Sale Securities. No broker, finder, placement agent, or other intermediary has been engaged in connection with the transactions contemplated by this Agreement except as disclosed in writing and in compliance with applicable law.

(k) **Valid Issuance.** To Seller's knowledge, based on the Original Subscription Agreement and the Company's issuance of the Sale Securities thereunder, the Sale Securities were duly authorized and validly issued and are fully paid and nonassessable.

(l) **Brokers.** No broker, finder, investment banker, placement agent, financial advisor, or other person is entitled to any brokerage, finder's, success, advisory, or similar fee or commission from the Purchaser in connection with the transactions contemplated by this Agreement based on any arrangement made by or on behalf of the Seller.

(m) **No Manipulation.** Each Party represents that it has not, directly or indirectly, taken any action designed to, or that would reasonably be expected to, cause or result in stabilization or manipulation of the price of any security of the Company in violation of Regulation M under the 1934 Act, Rule 10b-5 under the 1934 Act, or any other applicable securities law.

4. COVENANTS.

(a) **Reasonable Best Efforts.** Seller and Purchaser shall use their respective reasonable best efforts to timely satisfy each of the covenants hereunder and the conditions to be satisfied by such Party as provided in this Agreement.

(b) **Lockup.** During the Lockup Period, the Purchaser shall not, directly or indirectly, sell, offer to sell, contract or agree to sell, hypothecate, pledge, lend, grant any option, right, or warrant to purchase, make any short sale, enter into any hedge, swap, derivative, monetization, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or otherwise dispose of or transfer, any Sale Securities, whether any such transaction is to be settled by delivery of securities, in cash, or otherwise, except with the prior written consent of the Seller and in compliance with the 1933 Act, the 1934 Act, the rules and regulations of the SEC, the rules of Nasdaq, Section 16 of the 1934 Act, Rule 10b-5 under the 1934 Act, the Company's insider trading policy, share dealing policy, anti-hedging or anti-pledging policy, related-party transaction policy, code of conduct, corporate governance guidelines, any applicable Company pre-clearance procedures, and any other applicable law or contractual restriction. For purposes of this Agreement, **"Lockup Period"** means the period commencing on the Closing Date and ending on the date that is six (6) months after the Closing Date.

(c) **Fees.** The transfer agent fees relating to the transfer of the Sale Securities, and DTC fees relating to or arising out of the Transactions contemplated hereby shall be borne 50% by the Seller and 50% by the Purchaser. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear his or its own expenses in connection with the Transaction.

(d) **Closing Documents.** On the Closing Date, each of the Purchaser and Seller shall deliver, or cause to be delivered, to the other party a complete closing set of the executed Transaction Documents and any other documents required to be delivered to any party pursuant to the Transaction Documents.

(e) **Further Assurances.** Each Party shall execute and deliver such additional documents and take such further actions as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement, including actions reasonably required by the Company, the Company's transfer agent, brokers, custodians, The Depository Trust Company, Nasdaq, or applicable law.

(f) **Public Filings and Notices.** The Purchaser shall be solely responsible for timely filing any reports, forms, schedules, amendments, notices, or other filings required under the 1934 Act, the rules and regulations of the SEC, the rules of Nasdaq, or applicable law as a result of the execution of this Agreement, the acquisition of the Sale Securities, the Purchaser's status as a director and Chief Executive Officer of the Company, the Purchaser's beneficial ownership of the Company's securities, or any subsequent disposition or change in beneficial ownership of the Sale Securities, including, without limitation, any Form 3, Form 4, Form 5, Form 144, Schedule 13D, Schedule 13G, or amendment thereto. The Seller shall reasonably cooperate with the Purchaser and the Company by providing such information concerning Seller, the Sale Securities, and the transfer contemplated hereby as may be reasonably requested for such filings.

(g) **Notice to Company.** The Purchaser shall promptly notify the Company of the execution of this Agreement and the consummation of the Closing and shall provide the Company with such information regarding the transactions contemplated hereby as the Company may reasonably request in connection with its securities-law compliance, Nasdaq compliance, insider trading policy, related-party transaction policy, corporate governance policies, transfer-agent procedures, and public disclosure obligations.

(h) **Company and Transfer Agent Requirements.** The obligations of the Parties to consummate the Closing shall be subject to receipt of all documents, medallion guarantees, stock powers, legal opinions, representation letters,

transfer instructions, transfer-agent approvals, Company approvals, Company pre-clearances, Nasdaq confirmations, and other materials reasonably required by the Company, the Company's transfer agent, DTC, any broker or custodian, or applicable law to effect the transfer of the Sale Securities.

(i) **Related-Party Transaction Review.** The Purchaser acknowledges that, by reason of her position as a director and Chief Executive Officer of the Company, the transactions contemplated by this Agreement may be subject to review under the Company's related-party transaction policy, code of conduct, corporate governance guidelines, insider trading policy, share dealing policy, or similar policies. The Purchaser shall obtain any required approval or confirmation from the Company's board of directors, audit committee, independent directors, or other authorized body prior to Closing.

(j) **Purchase Price; No Company Support.** The Purchaser and Seller acknowledge that the Purchase Price was privately negotiated between them. The Purchaser has not received from the Company any loan, guarantee, reimbursement, compensation, indemnity, price support, or other consideration in connection with the purchase of the Sale Securities, except as expressly disclosed in writing to Seller and approved by the Company to the extent required under applicable law, the rules of Nasdaq, or Company policy.

(k) **State Securities Laws.** Each Party shall comply with all applicable state securities or "blue sky" laws in connection with the sale and transfer of the Sale Securities, including any applicable notice filings or other requirements.

5. REGISTER; LEGEND.

(a) **Legends.** The Purchaser understands that the Sale Securities will be sold to the Purchaser pursuant to an exemption from registration or qualification under the 1933 Act and applicable state securities laws, and except as set forth below, the Sale Securities shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS SECURITY IS BEING OFFERED AND SOLD IN AN "OFFSHORE TRANSACTION" TO A NON-U.S. PERSON IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT. ACCORDINGLY, THIS SECURITY MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (C) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, WHICH MAY INCLUDE RULE 144, IF AVAILABLE AND PROVIDED THE RESALE OCCURS OUTSIDE THE DISTRIBUTION COMPLIANCE PERIOD AND NOT TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT, OR (D) TO THE COMPANY, IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AND THE APPLICABLE RULES AND REGULATIONS OF THE SEC. HEDGING TRANSACTIONS INVOLVING THIS SECURITY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

(b) **Removal of Legends.** Purchaser acknowledges that the Sale Securities currently bear, or are subject to, restrictive legends or notations imposed in connection with the original issuance of the Sale Securities pursuant to the Original Subscription Agreement and Regulation S under the 1933 Act. The Company and its transfer agent may refuse to remove any restrictive legend or notation or process any transfer of the Sale Securities unless Purchaser provides such legal opinions, broker representation letters, seller representation letters, purchaser representation letters, Regulation S certifications, affiliate status confirmations, holding-period confirmations, transfer instructions, medallion guarantees, evidence of Seller's acquisition date and payment of the full purchase price under the Original Subscription Agreement, confirmations regarding expiration or continued applicability of any Regulation S distribution compliance period, and other documents as the Company or its transfer agent may reasonably require to establish that the proposed transfer is registered under the 1933 Act or exempt from, or not subject to, the registration requirements of the 1933 Act and applicable state securities laws. For so long as Purchaser is an affiliate of the Company, Purchaser acknowledges that any resale pursuant to Rule 144 may be subject to current public information, holding period, volume limitation, manner-of-sale, and notice requirements,

in each case to the extent applicable. Nothing in this Agreement shall require the Company or its transfer agent to remove any restrictive legend or notation if such removal would be inconsistent with the Original Subscription Agreement, Regulation S under the 1933 Act, Rule 144 under the 1933 Act, applicable law, or the Company's transfer-agent procedures.

6. CONDITIONS TO THE SELLER'S OBLIGATIONS TO SELL.

The obligation of Seller hereunder to sell the Sale Securities to Purchaser at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, any of which may be waived by Seller in writing:

(a) The Purchaser shall have executed this Agreement and each of the other Transaction Documents to which it is a party and delivered the same to Seller.

(b) The representations and warranties of the Purchaser shall be true and correct in all material respects as of the date when made and as of the Closing Date (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the Closing Date.

(c) The Purchaser shall have paid to Seller the Purchase Price payable to it as stated in Schedule A.

(d) No statute, rule, regulation, executive order, decree, ruling, or injunction shall have been enacted, entered, promulgated, or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits Seller from consummating any of the Transactions contemplated by the Transaction Documents.

(e) The Purchaser shall have confirmed that the acquisition of the Sale Securities is permitted under the Company's insider trading policy, share dealing policy, and any applicable blackout-period or special trading-window restrictions, or shall have obtained any required waiver or approval from the Company.

(f) The Purchaser shall have obtained confirmation from the Company that the consummation of the transactions contemplated hereby does not require shareholder approval under the rules of Nasdaq, including Nasdaq Listing Rule 5635, and does not otherwise violate any applicable Nasdaq listing rule, including, without limitation, the rules relating to related-party transactions.

(g) The Company and the Company's transfer agent shall have confirmed, or shall have received all documentation necessary to confirm, that the transfer of the Sale Securities from Seller to Purchaser may be effected in compliance with the 1933 Act, Regulation S under the 1933 Act, Rule 144 under the 1933 Act, applicable state securities laws, the Original Subscription Agreement, any restrictive legend or notation applicable to the Sale Securities, the Company's memorandum and articles of association, the rules of Nasdaq , including, without limitation, the rules relating to related-party transactions, and the Company's transfer-agent procedures.

(h) If requested by the Company, the Company's transfer agent, DTC, any broker, any custodian, Seller, or Purchaser, the Parties shall have received a legal opinion of counsel reasonably satisfactory to the requesting party confirming that the transfer of the Sale Securities from Seller to Purchaser is exempt from, or not subject to, the registration requirements of the 1933 Act and applicable state securities laws.

(i) The transfer of the Sale Securities from Seller to Purchaser shall not violate the Original Subscription Agreement, including any transfer restrictions, legend requirements, Regulation S undertakings, covenants, or other restrictions applicable to the Sale Securities.

(j) The Purchaser shall have obtained all necessary approvals or confirmations from the Company's board of directors, audit committee, or other authorized body as may be required under the Company's related-party transaction policy, code of conduct, or corporate governance guidelines in connection with the transactions contemplated hereby.

7. CONDITIONS TO PURCHASER'S OBLIGATION TO PURCHASE.

The obligation of Purchaser hereunder to purchase the Sale Securities at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, any of which may be waived by Purchaser in writing:

(a) Seller shall have duly executed and delivered to the Purchaser this Agreement and each of the Transaction Documents to which it is a party.

(b) Each and every representation and warranty of Seller shall be true and correct as of the date when made and as of the Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and Seller shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by them at or prior to the Closing Date.

(c) Seller shall have delivered to the Purchaser the Sale Securities, with stock powers duly executed and meeting any other applicable legal requirements for valid transfer.

(d) No statute, rule, regulation, executive order, decree, ruling, or injunction shall have been enacted, entered, promulgated, or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits Purchaser from consummating the Transactions contemplated by the Transaction Documents.

(e) The Company and the Company's transfer agent shall have confirmed, or shall have received all documentation necessary to confirm, that the transfer of the Sale Securities from Seller to Purchaser may be effected in compliance with the 1933 Act, Regulation S under the 1933 Act, Rule 144 under the 1933 Act, applicable state securities laws, the Original Subscription Agreement, any restrictive legend or notation applicable to the Sale Securities, the Company's memorandum and articles of association, the rules of Nasdaq, including, without limitation, the rules relating to related-party transactions, and the Company's transfer-agent procedures.

(f) If requested by the Company, the Company's transfer agent, DTC, any broker, any custodian, Seller, or Purchaser, the Parties shall have received a legal opinion of counsel reasonably satisfactory to the requesting party confirming that the transfer of the Sale Securities from Seller to Purchaser is exempt from, or not subject to, the registration requirements of the 1933 Act and applicable state securities laws.

(g) The transfer of the Sale Securities from Seller to Purchaser shall not violate the Original Subscription Agreement, including any transfer restrictions, legend requirements, Regulation S undertakings, covenants, or other restrictions applicable to the Sale Securities.

(h) The Purchaser shall have obtained all necessary approvals or confirmations from the Company's board of directors, audit committee, or other authorized body as may be required under the Company's related-party transaction policy, code of conduct, or corporate governance guidelines in connection with the transactions contemplated hereby.

8. MISCELLANEOUS.

(a) **Governing Law; Jurisdiction; Jury Trial.** All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any provision of law or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Seller and Purchaser each hereby irrevocably submit to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any Transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Purchaser from bringing suit or taking other legal action against Seller in any other jurisdiction to collect on any Seller's obligations to the Purchaser or to enforce a judgment or other court ruling in favor of the Purchaser. **EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN**

CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

(b) **Counterparts.** This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

(c) **Headings; Gender.** The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms "including," "includes," "include" and words of like import shall be construed broadly as if followed by the words "without limitation." The terms "herein," "hereunder," "hereof" and words of like import refer to this entire Agreement instead of just the provision in which they are found.

(d) **Expenses.** Each party shall be responsible for its own out of pocket expenses incurred in connection with the preparation, negotiation and execution of this Agreement and all other Transaction Documents (which include, without limitation, the fees of counsel, auditors and other third-party professionals).

(e) **No Registration Rights.** Purchaser acknowledges that the acquisition of the Sale Securities from Seller does not grant Purchaser any registration rights with respect to the Sale Securities unless expressly provided in a separate written agreement signed by the Company. Neither Seller nor the Company has any obligation under this Agreement to register the Sale Securities under the 1933 Act or any applicable state securities laws.

(f) **Severability; Maximum Payment Amounts.** If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(g) **Company Acknowledgment.** The Parties acknowledge that the Company is not a party to this Agreement and that nothing herein obligates the Company or the Company's transfer agent to register the Sale Securities, remove any restrictive legend or notation, process any transfer, confirm the availability of any exemption, approve any transfer, or take any other action with respect to the Sale Securities. The consummation of the transactions contemplated hereby is subject to satisfaction of any requirements imposed by the Company, the Company's transfer agent, DTC, any broker or custodian, or applicable law.

(h) **Entire Agreement; Schedules.** This Agreement, the other Transaction Documents, the Schedules attached hereto, and the instruments referenced herein and therein supersede all other prior oral or written agreements between Purchaser, Seller, their affiliates, and Persons acting on their behalf with respect to the subject matter hereof; provided, however, that the Schedules identified in this Agreement are incorporated herein by reference and made a part hereof for all purposes; provided, further, that nothing herein shall supersede, waive, amend, or limit any transfer restriction, restrictive legend or notation, Regulation S undertaking, lock-up undertaking, covenant, or other restriction applicable to the Sale Securities under the Original Subscription Agreement unless expressly agreed by the Company to the extent required. For clarification purposes, the Recitals are part of this Agreement. No provision of this Agreement may be amended other than by an instrument in writing signed by Seller and Purchaser. No waiver shall be effective unless it is in writing and signed by the Party against whom enforcement of such waiver is sought.

(i) **Notices.** Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when

delivered personally; (ii) upon receipt, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient's email server that such e-mail could not be delivered to such recipient); or (iii) three (3) Business Days after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The mailing addresses and e-mail addresses for such communications shall be:

If to Seller:
Imperial Vision Fund SPC Series 1 SP
Address: P.O. Box 2775, 71 Fort Street, 3rd Floor, Grand Cayman, KY1-1111 Cayman Islands
Email: wilson_fong1234@yahoo.com
Attention: Fong Chung Yin Wilson

If to Purchaser:
Seto Wai Yue
Address: **[Redacted]**
Email: frances.seto@trendicint.com

or to such other mailing address and/or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's e-mail containing the time, date and recipient's e-mail or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by e-mail or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

(j) **Successors and Assigns.** This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Seller shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of Purchaser. Purchaser may not assign this Agreement or any of her rights or obligations hereunder, or transfer any Sale Securities, except in compliance with the 1933 Act, Regulation S under the 1933 Act, Rule 144 under the 1933 Act, applicable state securities laws, the Original Subscription Agreement, the rules of Nasdaq, the Company's memorandum and articles of association, the Company's insider trading policy, any applicable lock-up or transfer restriction, and the requirements of the Company, the Company's transfer agent, DTC, any broker, any custodian, or legal counsel. Any permitted assignee or transferee shall agree in writing to be bound by the applicable provisions of this Agreement and all restrictions applicable to the Sale Securities.

(k) **No Third Party Beneficiaries.** This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(l) **Survival.** The representations, warranties, agreements and covenants shall survive the Closing. The Purchaser shall be responsible only for her own representations, warranties, agreements and covenants hereunder.

(m) **Further Assurances; Cooperation with Transfer Documentation.** Each Party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments, and documents, as any other Party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the Transactions contemplated hereby. Without limiting the foregoing, each Party shall reasonably cooperate with the other Party, the Company, the Company's transfer agent, DTC, any broker, any custodian, and legal counsel in connection with the transfer of the Sale Securities, including by providing customary representation letters, Regulation S certifications, holding-period confirmations, affiliate status confirmations, stock powers, medallion guarantees, transfer instructions, legal opinions, and other documents reasonably requested to establish compliance with the 1933 Act, Regulation S under the 1933 Act, Rule 144 under the 1933 Act, applicable state securities laws, the Original Subscription Agreement, the rules of Nasdaq, and any applicable transfer-agent requirements.

(n) **Construction.** The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. No specific representation or warranty shall limit the generality or applicability of a more general representation or warranty. Each and every reference to share prices, Class A ordinary shares, Sale Securities, and any other numbers in this

Agreement that relate to the Class A ordinary shares or Sale Securities shall be automatically adjusted for any stock splits, stock dividends, stock combinations, recapitalizations, or other similar transactions that occur with respect to the Class A ordinary shares or Sale Securities after the date of this Agreement. Notwithstanding anything in this Agreement to the contrary, the Purchaser shall not engage in any short sale, hedging transaction, pledge, margin transaction, derivative transaction, monetization transaction, or other risk-transfer arrangement involving securities of the Company except in compliance with applicable law, the rules of Nasdaq, Section 16 of the 1934 Act, Rule 10b-5 under the 1934 Act, the Company's insider trading policy, share dealing policy, anti-hedging or anti-pledging policy, and any applicable Company pre-clearance procedures.

(o) **Remedies.** The Purchaser and in the event of assignment by the Purchaser of her rights and obligations hereunder, each holder of Sale Securities, shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Seller therefore agrees that the Purchaser shall be entitled to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The remedies provided in this Agreement and the other Transaction Documents shall be cumulative and in addition to all other remedies available under this Agreement and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief).

(p) **Independent Nature of Purchaser's Obligations and Rights.** Seller and the Purchaser confirm that the Purchaser has independently participated with the Seller in the negotiation of the Transaction contemplated hereby with the advice of her own counsel and advisors. The Purchaser shall be entitled to independently protect and enforce her rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents.

[*signature pages follow*]

IN WITNESS WHEREOF, Seller and Purchaser have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

SELLER:
IMPERIAL VISION FUND SPC SERIES 1 SP

By: ______________________________
Name: Fong **Chung Yin Wilson**
Title: Director

PURCHASER:
SETO WAI YUE

By: ______________________________
Name: Seto Wai Yue

SCHEDULE A

SCHEDULE OF PURCHASER

Purchaser	**Mailing Address**	**Email Address**	**Number of Sale Securities**	**Purchase Price (USD)**
Seto Wai Yue	**[Redacted]**	frances.seto@trendicint.com	320,000 Class A Ordinary Shares	US$1,200,000 (US$3.75 per share)
Total			**320,000 Class A Ordinary Shares**	**US$1,200,000**

SCHEDULE B

Closing Deliverables

Prior to or at Closing, the Parties shall deliver or cause to be delivered the following:

1. **Seller shall deliver or cause to be delivered:**

   (a) a duly executed stock power or transfer instruction with respect to the Sale Securities, in form and substance reasonably satisfactory to the Purchaser and the Company's transfer agent;

   (b) a seller representation letter, in substantially the form attached hereto or otherwise reasonably satisfactory to the Purchaser and the Company's transfer agent;

   (c) a seller Regulation S certification, in substantially the form attached hereto or otherwise reasonably satisfactory to the Purchaser and the Company's transfer agent;

   (d) evidence of Seller's acquisition date and payment of the full purchase price under the Original Subscription Agreement;

   (e) a medallion guarantee (or other applicable guarantee) for the stock power or transfer instruction, if required by the Company's transfer agent;

   (f) such other documents as may be reasonably required by the Company, the Company's transfer agent, DTC, any broker or custodian, or applicable law to effect the transfer of the Sale Securities.

2. **Purchaser shall deliver or cause to be delivered:**

   (a) the Purchase Price set forth in Schedule A by wire transfer of immediately available funds to the bank account of Seller set forth in Schedule C;

   (b) a purchaser representation letter, in substantially the form attached hereto or otherwise reasonably satisfactory to the Seller and the Company's transfer agent;

   (c) a purchaser Regulation S certification, in substantially the form attached hereto or otherwise reasonably satisfactory to the Seller and the Company's transfer agent;

   (d) any brokerage, custody, transfer-agent, know-your-customer, anti-money laundering, tax, or other onboarding documentation reasonably required to receive the Sale Securities;

   (e) a copy of the resolutions of the Company's board of directors (or other authorized body) approving or acknowledging the transactions contemplated hereby, to the extent required under the Company's related-party transaction policy, code of conduct, or corporate governance guidelines (it being understood that the Purchaser, as a director and Chief Executive Officer of the Company, shall use reasonable efforts to obtain such resolutions, but neither the Company nor its board of directors is a party to this Agreement and nothing herein shall obligate the Company or its board of directors to adopt any such resolutions);

   (f) such other documents as may be reasonably required by the Company, the Company's transfer agent, DTC, any broker or custodian, or applicable law to effect the transfer of the Sale Securities.

3. Each Party shall, if requested by the other Party, the Company, the Company's transfer agent, DTC, any broker, or any custodian, use commercially reasonable efforts to obtain a legal opinion of counsel confirming that the transfer of the Sale Securities from Seller to Purchaser is exempt from, or not subject to, the registration requirements of the 1933 Act and applicable state securities laws, it being understood that:

   (a) the requesting Party shall be responsible for all costs and expenses associated with obtaining such legal opinion, unless otherwise agreed in writing;

(b) the Seller shall provide to counsel such representations, certifications, and documentation as may be reasonably required for the issuance of such opinion; and

(c) the Purchaser shall provide to counsel such representations, certifications, and documentation as may be reasonably required for the issuance of such opinion;

(d) neither the Company nor its board of directors is a party to this Agreement, and nothing herein shall obligate the Company or its board of directors to cause or instruct its counsel to issue any such opinion, it being understood that such opinion, if any, shall be issued by counsel engaged by the requesting Party (or by the requesting Party in consultation with the other Party).

SCHEDULE C

SELLER'S BANK ACCOUNT

Bank Name:	**[Redacted]**
Bank Address:	**[Redacted]**
Bank Code:	**[Redacted]**
Account Name:	**[Redacted]**
Account Number:	**[Redacted]**
SWIFT / BIC Code:	**[Redacted]**
Reference:	Settlement for 320,000 Shares